_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 7)*


                  Insurance Management Solutions Group, Inc.
         --------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
        ---------------------------------------------------------------
                        (Title of Class of Securities)


                                   458045101
        ---------------------------------------------------------------
                                (CUSIP Number)

                         Bankers Insurance Group, Inc.
                         Attn: Robert G. Southey, Esq.
                         Secretary and General Counsel
                              360 Central Avenue
                         St. Petersburg, Florida 33701
                                (727) 823-4000

                                With a copy to:

                           Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                                 (617)573-4800
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 April 9, 2003
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 2 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Group, Inc.

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    8,354,884 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    8,354,884 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 3 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Company

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    3,528,455 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,528,455 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,528,455 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 4 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Security Insurance Company

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    821,429 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    821,429 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         821,429 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 5 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bonded Builders Service Corp.

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    5,000 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    5,000 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,000 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 6 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Financial Corporation

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    8,354,884 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    8,354,884 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 7 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    8,354,884 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    8,354,884 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 8 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation, Ltd.

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    8,354,884 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    8,354,884 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                      Page 9 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ansbacher (Cayman) Limited, as trustee for Bankers International Financial Corporation II Trust

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    8,354,884 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    8,354,884 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 10 of 17 Pages
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Independent Foundation for the Pursuit of Charitable Endeavors,
         Ltd.

------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)      (X)
                                                              (b)      ( )

------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman

-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   0
         SHARES            ---------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    8,354,884 (see item 5)
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON                     0
          WITH             ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    8,354,884 (see item 5)
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

------------------------------------------------------------------------------

Note:             This Amendment No. 7 to Schedule 13D amends the Statement on
                  Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1"), Amendment No. 2 dated August 8, 2002 ("Amendment No. 2"), Amendment No. 3 dated August 16, 2002 ("Amendment No. 3"), Amendment No. 4 dated November 25, 2002 ("Amendment No. 4"), Amendment No. 5 dated January 10, 2003 ("Amendment No. 5") and Amendment No. 6 dated February 3, 2003 ("Amendment No. 6") filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"), as a direct beneficial owner of Common Stock; (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bonded Builders Service Corp., a Florida corporation and indirect, wholly-owned subsidiary of BIG ("BBSC"), as a direct beneficial owner of Common Stock; (v) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (vi) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vii) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 4.  Purpose of the Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D, as amended):

                  On April 9, 2003, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Fiserv, Inc., a Wisconsin corporation ("Fiserv"), Fiserv Solutions, Inc., a Wisconsin corporation and a wholly-owned subsidiary of Fiserv ("Fiserv Solutions"), and Fiserv Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Fiserv Solutions ("Fiserv Sub"), providing for, among other things, the merger of Fiserv Sub with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). The Merger is subject to various conditions including (i) approval by the stockholders of the Issuer in accordance with Florida law and the Issuer's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, (ii) approval by at least 50.01% of the outstanding shares of Common Stock not owned or controlled by the BIG Shareholders and (iii) other customary closing conditions. Pursuant to the Merger Agreement, (i) each issued and outstanding share of Common Stock, (other than shares of Common Stock (the "BIG Shares") held by BIG, BIC, BSIC and BBSC (collectively, the "BIG Shareholders") and shares of Common Stock held by stockholders who properly perfect their dissenters' rights under Florida Law) would be converted into the right to receive $3.30 in cash, without interest, and (ii) each BIG Share would be converted into the right to receive $3.26 in cash, without interest.

                  In connection with the Merger Agreement, each of the BIG Shareholders entered into an Agreement to Facilitate Merger with Fiserv, Fiserv Solutions and Fiserv Sub (the "Agreement to Facilitate Merger"), pursuant to which, among other things, the BIG Shareholders have agreed to (i) vote the BIG Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) vote against any action that could reasonably be expected to impede, interfere, delay, or discourage the Merger, facilitate an acquisition of the Issuer or all or substantially all of its assets or business, in any manner, by a party (other than Fiserv or a subsidiary of Fiserv), or result in any breach of representation, warranty, covenant or agreement of the Issuer under the Merger Agreement, (iii) not dispose or otherwise sell any shares of Common Stock, except to other BIG Shareholders and (iv) accept $3.26 per BIG Share, in cash, without interest, pursuant to the Merger.

                  Pursuant to the Merger Agreement, the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Issuer shall be the articles of incorporation and bylaws of the surviving corporation until amended in accordance with the provisions thereof and applicable law. In addition, pursuant to the Merger Agreement, the officers of the Issuer shall be the officers of the surviving corporation and the board of directors of Fiserv Sub shall be the board of directors of the surviving corporation, until changed in accordance with the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the surviving corporation and applicable law.

                  The shares of Common Stock are currently traded on the OTC Bulletin Board. Following the consummation of the Merger, the shares of Common Stock will no longer be publicly traded and the registration of the shares of Common Stock under the Exchange Act will be terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information set forth under Item 4 herein is hereby incorporated herein by reference.

The foregoing summary of certain provisions of the Merger Agreement and the Agreement to Facilitate Merger are not a complete description of the terms and conditions of the Merger Agreement and the Agreement to Facilitate Merger and are qualified in their entirety by reference to the full text of the Merger Agreement and the Agreement to Facilitate Merger which are filed herewith as Exhibits 10.3 and 10.4, respectively, and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

                  4.1 Letter from BIG to the Special Committee dated March 21, 2002 (1)

                  4.2 Letter from BIG to the Special Committee dated July 16, 2002 (3)

                  4.3 Letter from BIG to the Special Committee dated August 5, 2002 (4)

                  4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

                  10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

                  10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc.
                           (7)

                  10.3 Agreement and Plan of Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc. and Insurance Management Solutions Group, Inc. (excluding the exhibits thereto)* (9)

                  10.4 Agreement to Facilitate Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc., Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bonded Builders Service Corp. (excluding the schedule thereto)*

                  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

                  99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

                  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust (1)

                  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)

                  99.5 Amended and Restated Agreement of Joint Filing dated as of February 4, 2003 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bonded Builders Service Corp., Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (8)

(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

(7) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 5, filed with the SEC on January 10, 2003.

(8) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 6, filed with the SEC on February 4, 2003.

(9) Incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on April 9, 2003.

         * The exhibits and schedules have been purposefully omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.

                  The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2003

                                       BANKERS INSURANCE GROUP, INC.


                                       By:  /s/  Robert G. Southey
                                       -----------------------------
                                       Name:   Robert G. Southey
                                       Title:  Secretary
                                               General Counsel
                                               Vice President


                                       BANKERS INSURANCE COMPANY


                                       By:  /s/  Robert G. Southey
                                       -----------------------------
                                       Name:   Robert G. Southey
                                       Title:  Secretary
                                               General Counsel
                                               Vice President

                                       BANKERS SECURITY INSURANCE COMPANY


                                       By:  /s/  Robert G. Southey
                                       -----------------------------
                                       Name:   Robert G. Southey
                                       Title:  Secretary
                                               General Counsel
                                               Vice President

                                       BONDED BUILDERS SERVICE CORP.


                                       By:  /s/  Edwin C. Hussemann
                                       -----------------------------
                                       Name:   Edwin C. Hussemann
                                       Title:  Director
                                               Vice President

                                       BANKERS FINANCIAL CORPORATION


                                       By:  /s/  David K. Meehan
                                       -----------------------------
                                       Name:   David K. Meehan
                                       Title:  Director
                                               Vice Chairman
                                               President

                                       BANKERS INTERNATIONAL FINANCIAL
                                       CORPORATION


                                       By:  /s/  David K. Meehan
                                       -----------------------------
                                       Name:   David K. Meehan
                                       Title:  Director
                                               Vice Chairman
                                               President

                                       BANKERS INTERNATIONAL FINANCIAL
                                       CORPORATION, LTD.

                                       By:  /s/  David K. Meehan
                                       -----------------------------
                                       Name:   David K. Meehan
                                       Title:  Attorney-in-fact under
                                               Power dated 5/16/02


                                       ANSBACHER (CAYMAN) LIMITED,
                                       AS TRUSTEE FOR THE BANKERS
                                       INTERNATIONAL FINANCIAL
                                       CORPORATION II TRUST

                                       By:  /s/  David K. Meehan

                                       -----------------------------
                                       Name:   David K. Meehan
                                       Title:  Attorney-in-fact under
                                               Power dated 5/16/02


                                       INDEPENDENT FOUNDATION FOR THE
                                       PURSUIT OF CHARITABLE ENDEAVORS, LTD.

                                       By:  /s/  David K. Meehan

                                       -----------------------------
                                       Name:   David K. Meehan
                                       Title:  Attorney-in-fact under
                                               Power dated 2/10/99

                               INDEX OF EXHIBITS

                  Number            Description

                  4.1 Letter from BIG to the Special Committee dated March 21, 2002 (1)

                  4.2 Letter from BIG to the Special Committee dated July 16, 2002 (3)

                  4.3 Letter from BIG to the Special Committee dated August 5, 2002 (4)

                  4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

                  10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

                  10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc.
                           (7)

                  10.3 Agreement and Plan of Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc. and Insurance Management Solutions Group, Inc. (excluding the exhibits thereto)* (9)

                  10.4 Agreement to Facilitate Merger dated as of April 9, 2003 among Fiserv, Inc., Fiserv Solutions, Inc., Fiserv Merger Sub, Inc., Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bonded Builders Service Corp. (excluding the schedule thereto)*

                  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

                  99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

                  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust (1)

                  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)

                  99.5 Amended and Restated Agreement of Joint Filing dated as of February 4, 2003 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bonded Builders Service Corp., Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (8)

(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

(7) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 5, filed with the SEC on January 10, 2003.

(8) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 6, filed with the SEC on February 4, 2003.

(9) Incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on April 9, 2003.

         * The exhibits and schedules have been purposefully omitted. Copies thereof will be furnished supplementally to the Securities and Exchange Commission upon request.